Registration Number. 333-126721
                                                          Rule 424(b)(3)
                                      Supplement Dated November 14, 2005
                                  to Prospectus Dated September 26, 2005



                          PLAYLOGIC ENTERTAINMENT, INC.
                                QUARTERLY REPORT
                                FOR QUARTER ENDED
                               September 30, 2005



Financial Statements.

                                 Playlogic Entertainment, Inc. and Subsidiaries
                                                  Balance Sheets
                                                September 30, 2005

                                                    (Unaudited)

                                                                                             September 30,
                                                                                                  2005
                                                          ASSETS
Current Assets
    Cash on hand and in bank                                                                $     143,108
    Accounts Receivable
       Trade, net of allowance for doubtful accounts                                              561,802
       Taxes                                                                                      551,570
       Affiliated entities                                                                        361,817
    Prepaid expenses                                                                            2,084,207
    Deferred tax asset                                                                            584,740
       Total current assets                                                                     4,287,154

Software development costs                                                                      2,419,088

Property and equipment - at cost, net of accumulated depreciation                                 516,117

Total Assets                                                                                $   7,222,359

                                           LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
    Bank overdraft                                                                          $     514,855
    Short term loans from third parties                                                              -
    Software development financing                                                                241,280
    Accounts payable - trade                                                                    3,043,282
    Accrued salaries, wages and related payroll taxes                                           1,254,217
    Other accrued liabilities                                                                     487,275
    Loans from shareholders for working capital                                                   646,237
       Total current liabilities                                                                6,187,146

Long-Term Liabilities
    Long-term debt, net of current maturities                                                     262,392
       Total liabilities                                                                        6,449,538

Shareholders' Equity
    Preferred stock - $0.001 par value
       20,000,000 shares authorized. None issued and outstanding                                     -
    Common stock - $0.001 par value.
       100,000,000 shares authorized. 23,099,994 shares issued and outstanding                     23,100
    Additional paid-in capital                                                                 32,326,016
    Currency translation adjustment                                                             1,172,460
    Accumulated deficit                                                                       (32,719,411)
                                                                                                 802,165
    Stock subscription receivable                                                                 (29,344)
Total shareholders' equity                                                                        772,821

    Total Liabilities and Shareholders' Equity                                                 $7,222,359
 The financial information presented herein has been prepared by management without audit by independent certified public accountants.
===================================================================================================================


              The accompanying notes are an integral part of these consolidated financial statements.

                 Playlogic Entertainment, Inc. and Subsidiaries
                Statements of Operations and Comprehensive Income
             Nine and Three months ended September 30, 2005 and 2004

                                                    (Unaudited)

                                                   Nine months        Nine months         Three months         Three months
                                                      ended              ended               ended                ended
                                                  September 30,    September 30, 2004  September 30, 2005   September 30, 2004
                                                       2005

Revenues                                             $  1,288,361            -           $    542,579                    -

Cost of Sales                                             351,827            -                206,199                    -

Gross Profit                                              936,534            -                336,380                    -

Expenses
   Research and development costs                        474,323         1,464,631              (3,322)           (340,474)
   Sales and marketing expenses                          569,057           428,726              73,937              41,961
   General and administrative expenses                 2,112,566        11,134,091             803,832             782,332
   Depreciation                                          196,293           237,248              (5,033)             82,897
Compensation expense related to
   common stock issuances at less
   than "fair value"                                     153,000             -                  63,000                -
   Total operating expenses                            3,505,239        13,264,696             932,414             566,716

Loss from operations                                  (2,568,705)      (12,710,611)           (596,034)           (566,716)

Other Income (Expense)
   Impairment of capitalized software
     development costs                                      -           (367,389)                   -             (365,153)

   Interest expense                                     (256,297)       (1,603,002)              (59,477)             (846,421)

Loss before Income Taxes                              (2,825,002)      (15,235,087)           (655,511)            (1,778,290)

Provision for Income Tax Benefit                         612,934                    -                   -                    -

Net Loss                                              (2,212,068)      (15,235,087)           (655,511)         (1,778,290)

Other comprehensive income/(loss)
   Change in foreign currency translation              3,964,132           (10,725)              5,945            (477,461)

Comprehensive Income/(Loss)                           $1,752,064      $(15,245,812)          $(649,566)         $(2,255751)

Loss per weighted-average share of
   common stock outstanding,
   computed on Net Loss - basic
   and fully diluted                                    $(0.07 )          $(0.67)             $(0.03)              $(0.10)

Weighted-average number of shares of
   common stock outstanding                           22,914,595        22,718,351          23,098,429          22,801,894

===================================================================================================================

 The financial information presented herein has been prepared by management without audit by independent certified public accountants.
              The accompanying notes are an integral part of these consolidated financial statements.

                 Playlogic Entertainment, Inc. and Subsidiaries
                            Statements of Cash Flows
                  Nine months ended September 30, 2005 and 2004

                                   (Unaudited)

                                                                    Nine months           Nine months
                                                                       ended                 ended
                                                                 September 30, 2005    September 30, 2004
Cash Flows from Operating Activities
   Net Loss                                                         $(2,212,068)         $(15,235,087)
   Adjustments to reconcile net income to net cash
     provided by operating activities
       Currency translation adjustment                                3,964,132               (10,275)
       Depreciation                                                      196,293              237,248
       Compensation expense related to common stock
         issuances at less than "fair value"                            153,000                     -
Cash expenditures prior to reverse merger transaction                   (44,641)
       (Increase) Decrease in
       Accounts receivable - trade                                     (561,802)                   178
       Value added taxes receivable                                    (551,570)             (371,629)
       Prepaid expenses                                              (1,811,389)             (597,545)
       Deferred tax asset                                              (584,837)                    -
     Increase (Decrease) in
       Accounts payable - trade                                        (144,311)            1,396,273
       Other current liabilities                                        206,984             1,399,832
Net cash provided by (used in) operating activities                  (1,390,112)          (13,181,455)
Cash Flows from Investing Activities
   Cash paid for software development                                (1,244,691)           (1,165,411)
   Cash advanced to affiliated entities                                (639,043)             (157,226)
   Cash paid to acquire property and equipment                                -              (341,910)
   Cash received from disposition of property and
     equipment                                                             9,062                    -
Net cash used in investing activities                                (1,874,672)           (1,664,547)
Cash Flows from Financing Activities
   Increase in cash overdraft                                          (418,162)              736,126
   Principal payments on short term notes to third parties              (65,328)                    -
   Principal payments on long-term debt                                (213,018)              (23,558)
   Cash advanced or repaid to shareholder                            (6,584,905)            4,685,516
   Proceeds from sales of common stock                               10,625,148             9,414,969
   Cash contributed by shareholder to support operations                  45,341                    -
   Cash paid to acquire capital                                          (3,500)                    -
Net cash provided by (used in) financing activities                   3,383,576            14,813,053

Increase (Decrease) in Cash and Cash Equivalents                        120,792               (32,949)
Cash and cash equivalents at beginning of period                         22,226                81,711
Cash and cash equivalents at end of period                      $        143,018      $        48,762

Supplemental Disclosures of Interest and Income
  Taxes Paid
   Interest paid during the period                              $         256,297     $        1,603,002

   Income taxes paid (refunded)                                               -                     -
 The financial information presented herein has been prepared by management without audit by independent certified public accountants.
===================================================================================================================

              The accompanying notes are an integral part of these consolidated financial statements.

                 Playlogic Entertainment, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

Note A - Organization and Description of Business

Playlogic Entertainment, Inc. (PEI) was incorporated on May 25, 2001 in accordance with the Laws of the State of Delaware as Donar Enterprises, Inc.

PEI's initial business plan was to provide the conversion and filing of various documents prepared in accordance with either the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, for small to mid-sized public companies with the U.S. Securities and Exchange Commission
(SEC) electronically through EDGAR, the SEC's Electronic Data Gathering, Analysis, and Retrieval system. The Company has never been affiliated with the SEC in any manner.

On February 27, 2002, PEI's Registration Statement on Form SB-2 (SEC File No. 333-68702), registering 2,000,000 pre-reverse split shares to be sold at a price of $0.05 per share, was declared effective. Between July and December 2002, PEI sold an aggregate 656,000 pre-reverse split shares of stock under this Registration Statement.

In June 2004 and December 2004, respectively, PEI experienced separate changes in control and abandoned its business plan related to providing electronic filing services for small to mid-sized public companies and began a search to seek a suitable reverse acquisition candidate through acquisition, merger or other suitable business combination method.

On June 30, 2005, pursuant to a Securities Exchange Agreement (Exchange Agreement) by and among the Company and Playlogic International N.V., a corporation formed under the laws of The Netherlands (Playlogic), and the shareholders of Playlogic (Playlogic Shareholders); the Playlogic Shareholders exchanged 100.0% of the issued and outstanding ordinary shares and preferred shares of Playlogic for an aggregate 21,836,924 shares of the Company's common stock. As a result of this transaction, Playlogic became the Company's wholly-owned subsidiary, now represents all of the Company's commercial operations, and the Playlogic Shareholders control approximately 91.0% of the outstanding common stock of the Company, post-transaction.

Playlogic International N.V. was incorporated in the Netherlands in May 2002. Playlogic publishes interactive entertainment software for video game consoles, personal computers (PCs) and handheld and mobile electronic devices developed by its internal studio and by third parties.

In subsequent notes, the consolidated entity is referred to as "Company".

Note B - Preparation of Financial Statements

The acquisition of Playlogic International N. V. on June 30, 2005, by Playlogic Entertainment, Inc. (formerly Donar Enterprises, Inc.) effected a change in control and was accounted for as a "reverse acquisition" whereby Playlogic N. V. is the accounting acquiror for financial statement purposes. Accordingly, for all periods subsequent to the June 30, 2005, the financial statements of the Company reflect the historical financial statements of Playlogic N. V. since its inception and the operations of Playlogic Entertainment (formerly Donar) subsequent to the June 30, 2005.

The Company follows the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and has a year-end of December 31.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management  acknowledges  that  it is  solely  responsible  for  adopting  sound accounting practices, establishing and maintaining a system of internal accounting control and preventing and detecting fraud. The Company's system of internal accounting control is designed to assure, among other items, that 1) recorded transactions are valid; 2) valid transactions are recorded; and 3) transactions are recorded in the proper period in a timely manner to produce financial statements which present fairly the financial condition, results of operations and cash flows of the Company for the respective periods being presented

For segment reporting purposes, the Company operated in only one industry segment during the periods represented in the accompanying financial statements and makes all operating decisions and allocates resources based on the best benefit to the Company as a whole.

During interim periods, the Company follows the accounting policies set forth in its annual audited financial statements filed with the U. S. Securities and Exchange Commission on its Current Report on Form 8-K as filed on July 15, 2005 containing the Playlogic financial statements as of and for the year ended December 31, 2004. The information presented within these interim financial statements may not include all disclosures required by generally accepted accounting principles and the users of financial information provided for interim periods should refer to the annual financial information and footnotes when reviewing the interim financial results presented herein.

In the opinion of management, the accompanying interim financial statements, prepared in accordance with the U. S. Securities and Exchange Commission's
instructions   for  Form  10-QSB,   are   unaudited  and  contain  all  material
adjustments, consisting only of normal recurring adjustments necessary to present fairly the financial condition, results of operations and cash flows of the Company for the respective interim periods presented. The current period results of operations are not necessarily indicative of results which ultimately will be reported for the full fiscal year ending December 31, 2005.

These financial statements reflect the books and records of Playlogic Entertainment, Inc. (formerly Donar Enterprises, Inc.), Playlogic International N.V. (a corporation domiciled in The Netherlands) and its 100%-subsidiary Playlogic Game Factory B.V. All significant intercompany transactions have been eliminated in combination. The consolidated entities are referred to as Company.


Note C - Going Concern Contingency

The Company's management believes that in order to cover its working capital requirements through the fourth quarter of 2005 it will need to obtain additional financing from third parties. If the Company does not obtain any necessary financing in the future, it may need to cease operations.


Note D - Summary of Significant Accounting Policies

1.   Currency translation

     The Company incurs expenses in both US Dollar and Euro transaction accounts. The Euro is the functional currency of the Company's operating subsidiaries domiciled in The Netherlands. All transactions reflected in the accompanying financial statements have been converted into US Dollar equivalents.

     For balance sheet purposes, at the end of any accounting cycle, the exchange rate at the balance sheet is used for all assets and liabilities. The utilized conversion rates are:

         September 30, 2004:                             $1.23800
         December 31, 2004:                              $1.36450
         September 30, 2005:                             $1.20640

     For revenues, expenses, gains and losses during a respective reporting period, an weighted average exchange rate for the respective reporting period is used to translate those elements. The Company's management considers the Euro to be a stable currency. Accordingly, the Company calculates the weighted average exchange rate using the first day of the period being converted, the 15th of each respective month and the last day of each respective month in the reporting period. The exchange rates used for all revenues, expenses, gains and losses during the year-to-date periods ended, as noted, are:

         September 30, 2004:                                $1.22463
         December 31, 2004:                                 $1.24829
         September 30, 2005:                                $1.26457

2.   Cash and cash equivalents

     The Company considers all cash on hand and in banks, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

     Cash overdrafts may occur from time-to-time depending upon management's cash management policies.

3.   Accounts receivable - trade

     The Company's current customers are located principally within Europe. The Company typically makes sales to most of its retailers and some distributors on unsecured credit, with terms that vary depending upon the customer's credit history, solvency, credit limits and sales history. From time to time, distributors and retailers in the interactive entertainment software industry have experienced significant fluctuations in their business operations and a number of them have failed. The insolvency or business failure of any significant Company customer could have a material negative impact on the Company's business and financial results.

     Because of the credit risk involved, management has provided an allowance for doubtful accounts which reflects its opinion of amounts which will eventually become uncollectible. In the event of complete non-performance, the maximum exposure to the Company is the recorded amount of trade accounts receivable shown on the balance sheet at the date of non-performance.

4.   Property and equipment


     Property and equipment is recorded at cost and is depreciated on a straight-line basis, over the estimated useful lives (generally 3 to 10 years) of the respective asset. Major additions and betterments are capitalized and depreciated over the estimated useful lives of the related assets. Maintenance, repairs, and minor improvements are charged to expense as incurred.

5.   Software development costs

     Capitalized software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred for internally developed products. The Company accounts for software development costs in accordance with Statement of Financial Accounting Standards No. 86 - "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed". Software development costs are capitalized once technological feasibility of a product is established and such costs are determined to be recoverable. The Company utilizes both internal development teams and third-party software developers to develop its products. The Company also capitalizes internal software development costs and other content costs subsequent to establishing technological feasibility of a title. Amortization of such costs as a component of cost of sales is recorded on a title-by-title basis based on the greater of the proportion of current year sales to the total of current and estimated future sales for the title or the straight-line method over the remaining estimated useful life of the title. At each balance sheet date, the company evaluates the recoverability of capitalized software costs based on undiscounted future cash flows and charge to cost of sales any amounts that are deemed unrecoverable. The Company's agreements with third-party developers generally provide it with exclusive publishing and distribution rights and require it to make advance payments that are recouped against royalties due to the developer based on the contractual amounts of product sales, adjusted for certain costs.

6.   Prepaid royalties

     The Company capitalizes external software development costs (prepaid royalties) and other content costs subsequent to establishing technological feasibility of a title. Advance payments are amortized as royalties in cost of sales on a title-by-title basis based on the greater of the proportion of current year sales to the total of current and estimated future sales for that title or the contractual royalty rate based on actual net product sales as defined in the respective agreements. At each balance sheet date, the company evaluates the recoverability of advanced development payments and unrecognized minimum commitments not yet paid to determine the amounts unlikely to be realized through product sales. Advance payments are charged to cost of sales in the amount that management determines is unrecoverable in the period in which such determination is made or if management determines that it will cancel a development project.

7.   Organization and reorganization costs

     The Company has adopted the provisions of AICPA Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" whereby all organizational and initial costs incurred with the incorporation and initial capitalization of the Company were charged to operations as incurred.

8.   Research and development expenses

     Research and development expenses are charged to operations as incurred.

9.   Advertising expenses

     The Company does not utilize direct solicitation advertising. All other advertising and marketing expenses are charged to operations as incurred.

10.  Income Taxes

     The Company utilizes the asset and liability method of accounting for income taxes. At September 30, 2005 and 2004, the deferred tax asset and deferred tax liability accounts, as recorded when material, are entirely the result of temporary differences. Temporary differences represent differences in the recognition of assets and liabilities for tax and financial reporting purposes, primarily accumulated depreciation and amortization and the anticipated utilization of net operating loss carryforwards to offset current taxable income.

11.  Share-Based Payments

     The Company utilizes the fair-value method of accounting for the payment for goods and/or services with the issuance of equity shares in lieu of cash.

12.  Earnings (loss) per share

     Basic  earnings  (loss) per share is computed  by  dividing  the net income
     (loss) available to common shareholders by the weighted-average number of common shares outstanding during the respective period presented in our accompanying financial statements.

     Fully diluted earnings (loss) per share is computed similar to basic income
     (loss) per share except that the denominator is increased to include the number of common stock equivalents (primarily outstanding options and warrants).

     Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method, at either the beginning of the respective period presented or the date of issuance, whichever is later, and only if the common stock equivalents are considered dilutive based upon the Company's net income
     (loss) position at the calculation date.

     As of September 30, 2005 and 2004, the Company has no outstanding stock options and the Company's outstanding stock warrants are anti-dilutive due to the Company's net operating loss position.

13.  Revenue recognition

     The Company evaluates the recognition of revenue based on the criteria set forth in SOP 97-2, "Software Revenue Recognition", as amended by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" and Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements", as revised by SAB 104, "Revenue Recognition". The Company evaluates revenue recognition using the following basic criteria:

          * Evidence of an arrangement: The Company recognizes revenue when it has evidence of an agreement with the customer reflecting the terms and conditions to deliver products.

          * Delivery: Delivery is considered to occur when the products are shipped and risk of loss has been transferred to the customer.

          * Fixed or determinable fee: If a portion of the arrangement fee is not fixed or determinable, the Company recognizes that amount as revenue when the amount becomes fixed or determinable.

          * Collection is deemed probable: At the time of the transaction, the Company conducts a credit review of each customer involved in a significant transaction to determine the creditworthiness of the customer. Collection is deemed probable if the Company expects the customer to be able to pay amounts under the arrangement as those amounts become due. If the Company determines that collection is not probable, it recognizes revenue when collection becomes probable (generally upon cash collection).

14.  New accounting pronouncements

     In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" which revised Statement of Financial Accounting
     Standards No. 123, "Accounting for Stock-Based Compensation". This statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". The revised statement addresses the accounting for share-based payment transactions with employees and other third parties, eliminates the ability to account for share-based compensation transactions using APB 25 and requires that the compensation costs relating to such transactions be recognized in the condensed consolidated statement of operations. The revised statement is effective as of the first fiscal year beginning after June 15, 2005. Although the Company is currently analyzing the method of adoption and impact of the adoption of this standard, effective January 1, 2006, it is expected to have an impact on the Company's consolidated financial statements similar to the pro forma disclosure under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").


Note E - Fair Value of Financial Instruments

The carrying amount of cash, accounts receivable, accounts payable and notes payable, as applicable, approximates fair value due to the short term nature of these items and/or the current interest rates payable in relation to current market conditions.

Interest rate risk is the risk that the Company's earnings are subject to fluctuations in interest rates on either investments or on debt and is fully dependent upon the volatility of these rates. The Company does not use derivative instruments to moderate its exposure to interest rate risk, if any.

Financial risk is the risk that the Company's earnings are subject to fluctuations in interest rates or foreign exchange rates and are fully dependent upon the volatility of these rates. The company does not use derivative instruments to moderate its exposure to financial risk, if any.


Note F - Concentrations of Credit Risk

The Company maintains its cash accounts in a financial institution subject to insurance coverage issued by the Federal Deposit Insurance Corporation (FDIC). Under FDIC rules, the Company is entitled to aggregate coverage of $100,000 per account type per separate legal entity per financial institution. Through September 30, 2005, the Company maintained deposits in various financial institutions with credit risk exposures in excess of statutory FDIC coverage. The Company has incurred no losses during 2004 or 2003, or subsequent thereto, as a result of any unsecured bank balance.

The Company is exposed to currency risks. The Company is particularly exposed to fluctuations in the exchange rate between the U.S. Dollar and the Euro, as it incurs manufacturing costs and prices its products in the Euro (the Company's operating subsidiary's functional currency) while a portion of its revenue is denominated in U.S. Dollars. A substantial portion of the company's assets, liabilities and operating results are denominated in Euros, and a minor portion of its assets, liabilities and operating results are denominated in currencies other than the Euro. The Company's consolidated financial statements are expressed in US Dollars. Accordingly, its results of operations are exposed to fluctuations in various exchange rates. As of the applicable balance sheet dates, the exposure was very limited, hence, no hedging activities were deemed necessary by management. In the Company's exchange rate agreements, it uses fixed interest rates.

Note G - Common Stock Transactions

On February 21, 2005, by written consent in lieu of meeting, stockholders representing 78.9% of the issued and outstanding shares of our common stock approved a recommendation of our Board of Directors to effect a one share for ten shares reverse stock split of our common stock, par value $.001 per share, with all fractional shares rounded down to the nearest whole share. The reverse split became effective on April 15, 2005. As a result of the reverse split, the total number of issued and outstanding shares of our common stock decreased from 9,289,647 shares to 928,964 shares, after giving effect to rounding for fractional shares. In the reverse split calculation, all fractional shares were rounded down to the nearest whole share. Holders of less than ten shares, prior to the reverse split, shall receive $0.30 per share as compensation. The effect of this action is reflected in the Company's financial statements as of the first day of the first period.

In conjunction with the above discussed reverse stock split, all share references in the following paragraphs reflect the post-April 15, 2005 reverse split action.

On June 30, 2005, pursuant to a Securities Exchange Agreement (Exchange Agreement) by and among the Company and Playlogic International N.V., a corporation formed under the laws of The Netherlands (Playlogic), and the shareholders of Playlogic (Playlogic Shareholders); the Playlogic Shareholders exchanged 100.0% of the issued and outstanding ordinary shares and preferred shares of Playlogic for an aggregate 21,836,924 shares of the Company's common stock. As a result of this transaction, Playlogic became the Company's wholly-owned subsidiary, now represents all of the Company's commercial operations, and the Playlogic Shareholders control approximately 91.0% of the outstanding common stock of the Company, post-transaction.

On March 10, 2004, the Company issued 32,080 shares of restricted, unregistered common stock to Michael Tay, son of then-President and controlling shareholder, William Tay, as compensation for various services provided to the Company. This transaction was valued at approximately $16,040 (or $0.50 per reverse split share). The Company relied upon the exemptions provided by Section 4(2) of the Securities Act of 1933, as amended, for this transaction.

On April 22, 2004, the Company issued an aggregate 184,618 shares of common stock to William Tay as consideration of approximately $85,000 in accrued, but unpaid, officer compensation, reimbursement of trade accounts payable paid by Mr. Tay on behalf of the Company and in repayment of approximately $7,000 in unsecured advances made to the Company for working capital. The Company relied upon the exemptions provided by Section 4(2) of the Securities Act of 1933, as amended, for this transaction.

As a result of the December 15, 2004 change in control and in consideration for agreeing to serve as an officer and director of the Company, Timothy P. Halter was granted a stock warrant to purchase up to 100,000 post-reverse split shares of the Company's restricted, unregistered common stock at an effective price of $0.60 per share, in reliance upon the exemption from registration set forth in
Section 4(2) of the Securities Act of 1933, as amended. Mr. Halter may exercise the warrants, in whole or in part, at any time after the issuance of the warrants and prior to the expiration of the warrants on December 15, 2007. On June 1, 2005, Mr. Halter exercised all of the outstanding warrants for $60,000 cash.

The following table presents warrant activity through September 30, 2005:

                                                               Weighted
                                                                Average
                                          Number of            Exercise
                                          Shares                Price
       Balance at December 31, 2004       100,000            $0.60
         Issued                              -
         Exercised                        (100,000)
       Balance at September 30, 2005         -


On June 28, 2005, the Company sold 162,100 shares of its common stock to Johannes Wilhelmus Kluijtmans for aggregate consideration of $608,000, or approximately $3.75 per share. The sale was made pursuant to the terms of a Subscription Agreement, dated as of June 28, 2005, which agreement contained confidentiality and non-disclosure agreements and covenants. The shares sold were offered for resale under registration statement SB2 becoming effective September 26, 2005. The Company never utilized an underwriter for this offering of its securities and no sales commissions were paid to any third party in connection with the above-referenced sale.

On July 5, 2005, the Company sold 36,000 shares of its common stock to C.J.W.A. Komen for total consideration of $135,000, or approximately $3.75 per share. The sale was made pursuant to the terms of a Subscription Agreement, dated as of July 5, 2005, which agreement contained confidentiality and non-disclosure agreements and covenants. The sale was made without registration in reliance upon the exemption afforded by Section 4(2) of the Securities Act of 1933, as amended. The shares are "restricted securities" in that they are legended with reference to Rule 144. The Company never utilized an underwriter for this offering of its securities and no sales commissions were paid to any third party in connection with the above-referenced sale. As of September 30, 2005, approximately $29,344 of the subscription remains unpaid.


Note H - Commitments and Contingencies

Security agreement

Playlogic Game Factory B.V., on August 31, 2004, signed a security agreement in favor of the Dutch Tax Authorities for the amount $98,394 concerning Engine Software B.V.

Transactions with related parties

In 2004, Sloterhof Investments N.V. and Castilla Investments B.V., entities owned and controlled by members of the Company's current management were previously granted a stock option right to acquire up to a total of 8,609,189 shares in Playlogic International N. V. with an exercise price at par value of EURO 0.05. The intrinsic value of this option right was charged to operations upon it's grant during 2004.

Sloterhof  Investments N.V. agreed with the company to reimburse the company for
certain  expenses  incurred  in  connection  with  the  reverse-share   exchange
transaction with Playlogic Entertainment, Inc., previously discussed.

Management's Discussion and Analysis

Forward-Looking Statements

     The Information in this registration statement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This Act provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, other than statements of historical fact, made in this registration statement are forward looking. In particular, the statements herein regarding industry prospects and future results of operations or financial position are forward-looking statements. Forward-looking statements reflect management's current expectations and are inherently uncertain. Our actual results may differ significantly from management's expectations.

     The following discussion and analysis should be read in conjunction with our financial statements included herewith. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment of our management.

Management's Overview of Historical and Prospective Business Trends

     Increased Console Installed Base. As consumers purchase the current generation of consoles, either as first time buyers or by upgrading from a previous generation, the console installed base increases. As the installed base for a particular console increases, we believe we will generally be able to increase our unit volume. However, as consumers anticipate the next generation of consoles, unit volumes often decrease. In March 2004, Microsoft reduced the retail price of its Xbox consoles in the US, and in May and December 2004, Sony did the same with its PlayStation2 consoles. As price reductions drive sales of consoles and the related installed base of these current generation consoles increases during fiscal 2005, we believe that our unit sales of current generation titles are likely to be increased.

     Software Prices. As current generation console prices decrease, we expect more value-oriented consumers to become part of the interactive entertainment software market. We believe that hit titles will continue to be launched at premium price points and will maintain those premium price points longer than less popular games. However, as a result of a more value-oriented consumer base, and a greater number of software titles being published, we expect average software prices to gradually come down, which we expect to negatively impact our gross margin. To offset this, as the installed base increases, total volume of software sales are expected to increase, compensating for the lower margins on software sales.

     Increasing Cost of Titles. Game titles have become increasingly more expensive to produce and market as the platforms on which they are played continue to advance technologically and consumers demand continual improvements in the overall game play experience. We expect this trend to continue as we require larger production teams to create our titles and the technology needed to develop titles becomes more complex. With the recent hiring of several industry experts with large networks, we have access to quality titles for a competitive price and are therefore capable to cope with this trend. We continue to develop and expand the online gaming capabilities included in our products and we develop new methods to distribute our content via the Internet. Any increase in the cost of licensing third-party intellectual property used in our products would also make these products more expensive to publish.


Critical Accounting Policies

General

     The unaudited condensed consolidated financial statements of the company have been prepared in accordance with the instructions to Regulation S-B. Accordingly, the financial statements do not include all information and disclosures necessary for a presentation of the company's financial position, results of operations and cash flows in conformity with generally accepted accounting principles in the United States of America. In the opinion of management, the financial statements reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the company's financial position, results of operations and cash flows. The results of operations for any interim periods are not necessarily indicative of the results for the full year. The unaudited financial statements should be read in conjunction with the audited financial statements and notes thereto contained in this prospectus.

Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of net sales and expenses during the reporting periods. The most significant estimates and assumptions relate to the recoverability of prepaid royalties, capitalized software development costs and intangibles, inventories, realization of deferred income taxes and the adequacy of allowances for doubtful accounts. Actual amounts could differ significantly from these estimates.

Accounts receivable

     Accounts receivable are shown after deduction of a provision for bad and doubtful debts where appropriate.

Software Development Costs

     Capitalized software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred for internally developed products. We account for software development costs in accordance with SFAS No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed". Software development costs are capitalized once technological feasibility of a product is established and such costs are determined to be recoverable.

     We utilize both internal development teams and third-party software developers to develop our products.

     We capitalize internal software development costs and other content costs subsequent to establishing technological feasibility of a title. Amortization of such costs as a component of cost of sales is recorded on a title-by-title basis based on the greater of the proportion of current year sales to the total of current and estimated future sales for the title or the straight-line method over the remaining estimated useful life of the title. At each balance sheet date, we evaluate the recoverability of capitalized software costs based on undiscounted future cash flows and charge to cost of sales any amounts that are deemed unrecoverable. Our agreements with third-party developers generally provide us with the intellectual property rights and exclusive publishing and distribution rights and require us to make advance payments that are recouped against royalties due to the developer based on the contractual amounts of product sales, adjusted for certain costs.

Prepaid royalties

     We capitalize external software development costs (prepaid royalties) and other content costs subsequent to establishing technological feasibility of a title.

     Advance payments are amortized as royalties in cost of sales on a title-by-title basis based on the greater of the proportion of current year sales to the total of current and estimated future sales for that title or the contractual royalty rate based on actual net product sales as defined in the respective agreements. At each balance sheet date, we evaluate the recoverability of advanced development payments and unrecognized minimum commitments not yet paid to determine the amounts unlikely to be realized through product sales. Advance payments are charged to cost of sales in the amount that management determines is unrecoverable in the period in which such determination is made or if management determines that it will cancel a development project.

Revenue Recognition

     We evaluate the recognition of revenue based on the criteria set forth in SOP 97-2, "Software Revenue Recognition", as amended by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" and Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements", as revised by SAB 104, "Revenue Recognition". We evaluate revenue recognition using the following basic criteria:

          Evidence of an arrangement: We recognize revenue when we have evidence of an agreement with the customer reflecting the terms and conditions to deliver products.



          Delivery: Delivery is considered to occur when the products are shipped and risk of loss has been transferred to the customer.


          Fixed or determinable fee: If a portion of the arrangement fee is not fixed or determinable, we recognize that amount as revenue when the amount becomes fixed or determinable.


          Collection is deemed probable: At the time of the transaction, we conduct a credit review of each customer involved in a significant transaction to determine the creditworthiness of the customer.



          Collection is deemed probable if we expect the customer to be able to pay amounts under the arrangement as those amounts become due. If we determine that collection is not probable, we recognize revenue when collection becomes probable (generally upon cash collection).


Product Revenue

     Product revenue, including sales to resellers and distributors, is recognized when the above criteria are met. We reduce product revenue for estimated customer returns by distributing our products through experienced distributors with whom we had previously worked.

New Accounting Pronouncements

     In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (R), "Share-Based Payment" which revised Statement of Financial Accounting Standards No. 123 (R), "Accounting for Stock-Based Compensation". This statement supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". The revised statement addresses the accounting for share-based payment transactions with employees and other third parties, eliminates the ability to account for share-based compensation transactions using APB 25 and requires that the compensation costs relating to such transactions be recognized in the condensed consolidated statement of operations. The revised statement is effective as of the first fiscal year beginning after June 15, 2005.

     Although we are currently analyzing the method of adoption and impact of the adoption of this standard, effective January 1, 2006, we expect it will have an impact on our condensed consolidated financial statements similar to the pro forma disclosure under Statement of Financial Accounting Standards No. 123 (R), "Accounting for Stock-Based Compensation" ("SFAS 123 (R)").

Results of Operations

Three Months Ended September 30, 2005 Compared to Three Months Ended September 30, 2004.

     Net sales. Net sales for the three months ended September 30, 2005 were $542,579, as compared to $0 for the three months ended September 30, 2004. This increase in revenue is primarily the result of starting sales of Playlogic's games in the fourth quarter of 2004. $542,579 of the revenues for the three months ended September 30, 2005 were from Europe, and $0 were from the US. All of these revenues were derived from Playlogic's game distributors.

     Gross Profit. Gross profit totaled approximately $336,380 for the three months ended September 30, 2005. For the three months ended September 30, 2004, gross profit totaled $0. This increase in gross profit is primarily the result of an increase in net sales.

     Selling, Marketing, General and Administrative Expenses. Selling, marketing, general and administrative expenses totaled $877,769, for the three months ended September 30, 2005. For the three months ended September 30, 2004, selling, general and administrative expenses totaled $824,923. This represents an increase of $53,476, or 6.5%.

     Research and development. Research and development expenses totaled $3,322 for the three months ended September 30, 2005. For the three months ended September 30, 2004, research and development totaled $340,474. This represents an increase of $337,152, of 99%. This increase was due to a lower amount of our research and development expenses being capitalized.

     Depreciation. Depreciation expenses totaled $5,033 for the three months ended September 30, 2005. For the three months ended September 30, 2004, the depreciation expense totaled $82,897. The decrease of $87,930 or 106.1% was caused by adjustments on items carrying a negative book value and fixed assets being fully depreciated that were not yet replaced.

     Impairment of capitalized software development costs. Impairment costs totaled $0 for the three months ended September 30, 2005. For the three months ended September 30, 2004, impairment costs totaled $365,153. This decrease in impairment costs is due to less capitalized software development costs being impaired.

     Interest Expense. Interest expense totaled $59,477 for the three months ended September 30, 2005. For the three months ended September 30, 2004, interest expense totaled $846,421. This represents a decrease of $786,944, or 92.9%. This decrease in interest expense is primarily the result of Playlogic's debt holders converting their loans into ordinary shares of Playlogic.

     Net Loss. Our net loss was $655,511 for the three months ended September 30, 2005. For the three months ended September 30, 2004, net loss totaled $1,788,290. The decrease of the net loss is primarily the result of lower interest expenses and starting sales of Playlogic's games in the fourth quarter of 2004 and related increased gross profit.

     Other comprehensive income. Other comprehensive income represents the change of the Currency Translation Adjustments balance during the reporting period. The Currency Translation Adjustments balance that appears in the stockholders' equity section is cumulative in nature and is a consequence from translating all assets and liabilities at current rate whereas the stockholders' equity accounts are translated at the appropriate historical rate and revenues and expenses being translated at the weighted-average rate for the reporting period. The Change in currency translation adjustments was $5,945 for the three months ended September 30, 2005 and $(477,461) for the three months ended September 30, 2004.


Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004.

     Net sales. Net sales for the nine months ended September 30, 2005 were $1,288,361, as compared to $0 for the nine months ended September 30, 2004. This increase in revenue is primarily the result of increased sales of our games. $946,270 of the revenues for the nine months ended September 30, 2005 were from Europe and $342,091 were from the US. All of these revenues were derived from our game distributors.

     Gross Profit. Gross profit totaled $936,534 for the nine months ended September 30, 2005. For the nine months ended September 30, 2004, gross profit totaled $0. This increase in gross profit is primarily the result of an increase in net sales.

     Selling, Marketing, General and Administrative Expenses. Selling, marketing, general and administrative expenses totaled $2,681,623 for the nine months ended September 30, 2005. For the nine months ended September 30, 3004, selling, general and administrative expenses totaled $11,562,817. This represents a decrease of $8,881,194 or 77%. This decrease in selling, general and administrative expenses is primarily the result of a one-time charge of granted options to certain stock holders in 2004.

     Research and development. Research and development expenses totaled $474,323 for the nine months ended September 30, 2005. For the nine months ended September 30, 2004, research and development expenses totaled $1,464,631. This represents a decrease of $990,308 or 68%. This decrease is due to less research and development expenses being capitalized.

     Depreciation. Depreciation expense totaled $196,293 for the nine months ended September 30, 2005. For the nine months ended September 30, 2004, depreciation expense totaled $237,248. The decrease of $40,955, or 17% was caused by adjustments on items carrying a negative book value and fixed assets being fully depreciated that were not yet replaced.

     Impairment of capitalized software development costs. Impairment costs totaled $0 for the nine months ended September 30, 2005. For the nine months ended September 30, 2004, impairment costs totaled $367,389. This decrease in impairment costs is due to less capitalized software development costs being impaired.

     Interest Expense. Interest expense totaled $256,297 for the nine months ended September 30, 2005. For the nine months ended September 30, 2004, interest expense totaled $1,603,002. This represents a decrease of $1,346,705, or 84%. This decrease in interest expense is primarily the result of our debt holders converting their loans into ordinary shares of Playlogic.

     Benefit from income taxes. Benefit from income taxes totaled $612,934 for the nine months ended September 30, 2005. For the nine months ended September 30, 2004, benefit from income taxes totaled $0. This increase was caused by our entering into contracts to purchase finished products and for distribution of these games; therefore deferred tax income has been recognized.

     Net Loss. Our net loss was $2,212,068 for the nine months ended September 30, 2005. For the nine months ended September 30, 2004, net loss totaled $15,235,087. This was primarily due to a one-time charge related to the grant of stock options to certain stockholders in 2004, recognition of benefits from income taxes, increased gross profit, lower interest expenses and lower research and development costs.

     Other comprehensive income. Other comprehensive income represents the change of the Currency Translation Adjustments balance during the reporting period. The Currency Translation Adjustments balance that appears in the stockholders' equity section is cumulative in nature and is a consequence from translating all assets and liabilities at current rate whereas the stockholders' equity accounts are translated at the appropriate historical rate and revenues and expenses being translated at the weighted-average rate for the reporting period. The Change in currency translation adjustments was $3,964,132 for the nine months ended September 30, 2005 and $(10,725) for the nine months ended September 30, 2004. This increase is due to the $/(euro) exchange rate decreasing from 1,3655 per end of December 2004 to 1.2064 per end of September 2005.

Liquidity And Capital Resources

September 30, 2005

     As of September 30, 2005, we had $143,108 of cash on hand.

     The Company's management believes that it will not yet be profitable by year end 2005. In order to cover its working capital requirements through the fourth quarter of 2005 it will need to obtain additional financing from third parties. The Company is currently in negotiation with several parties in this respect. If the Company does not obtain any necessary financing in the future, it may need to cease operations.

     We expect our capital requirements to increase over the next several years as we continue to develop new products both internally and through our third-party developers, increase marketing and administration infrastructure, and embark on in-house business capabilities and facilities. Our future liquidity and capital funding requirements will depend on numerous factors, including, but not limited to, the cash generation from the released games, the cost of hiring and training production personnel who will produce our titles, the cost of hiring and training additional sales and marketing personnel to promote our products, and the cost of hiring and training administrative staff to support current management.


Off Balance Sheet Arrangements

     We do not have any off balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, results of operations, liquidity or capital expenditures.

     Our filings with the SEC are available to the public from commercial document retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.